UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On April 15, 2026, Luda Technology Group Limited (the “Company”) issued a press release. The press release announces the Company Wins a Significant Tender for China Yulong Island Refining and Chemical Integration Project (Phase One), and is filed as exhibit 99.1 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Luda Technology Group Limited Wins a Significant Tender for China Yulong Island Refining and Chemical Integration Project (Phase One)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: April 15, 2026

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